Vasogen




                                                              Third Quarter 2006


Management's Discussion and Analysis ...................... 1
Financial Statements ..................................... 18
Notes to Consolidated Financial Statements ............... 22

                      Management's Discussion and Analysis

                                 August 31, 2006

The following discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements and the accompanying notes. The unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which, except as described in note 12, conform in all material respects with generally accepted accounting principles in the United States. All amounts are expressed in Canadian dollars unless otherwise noted. Annual references are to our fiscal years, which end on November 30. In this report, "we", "us", and "our" refer to Vasogen Inc. This document is current in all material respects as of October 10, 2006.

Certain statements in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade(TM), statements concerning our partnering activities and health regulatory submissions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. A number of assumptions were made by us in the preparation of these forward-looking statements, including assumptions about the nature, size and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of Celacade. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials, delays or setbacks in the regulatory approval process, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, including the convertible notes we issued in October 2005, risks associated with the outcome of our research and development programs, the adequacy, timing and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our Annual Information Form and Form 40-F for the year ended November 30, 2005, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.


Highlights

   o On September 13, 2006, new data were presented from the 2,400-patient ACCLAIM trial of our Celacade technology in chronic heart failure that showed the average days spent in hospital for cardiovascular cause was reduced by 32% in a prime heart failure target population, consisting of New York Heart Association (NYHA) Class II-IV non-ischemic cardiomyopathy patients, characterized as having no prior history of heart attack, and Class II patients with ischemic heart failure (n=1,305 patients, p=0.01). The results were presented by Guillermo Torre-Amione, MD, PhD, at the 10th Annual Scientific Meeting of the Heart Failure Society of America (HFSA) in Seattle, Washington. Chronic heart failure is estimated to cost the healthcare system $25 billion annually in the U.S., and recurring hospitalizations are the major cost driver.

   o On September 3, 2006, Dr. Torre-Amione also presented new ACCLAIM data at a late-breaking clinical trial Hot Line Session of the World Congress of Cardiology 2006 (WCC) in Barcelona, Spain. In a combined analysis of NYHA Class II-IV non-ischemic cardiomyopathy patients, characterized as having no prior history of heart attack, as well as Class II patients with ischemic etiology, Celacade demonstrated a 31% reduction in the risk of death or first cardiovascular hospitalization compared to placebo (n=1,305 patients, 391 events, p=0.0003). New data also showed that Celacade significantly reduced the risk of death or first cardiovascular hospitalization by 26% in a subgroup of patients with no prior history of heart attack at baseline (n=919 patients, 243 events, p=0.02). As previously reported, in the subgroup of patients with NYHA Class II heart failure at baseline, Celacade was also shown to significantly reduce the risk of death or first cardiovascular hospitalization by 39% (n=689 patients, 216 events, p=0.0003).

   o Consistent with the impact of Celacade on the risk of mortality and morbidity in major subgroups within the ACCLAIM trial was the finding of a significant improvement in quality of life (as measured by the Minnesota Living with Heart Failure Questionnaire) for the intent-to-treat study population (n=2,400 patients, p=0.04). Celacade was also shown to be safe and well tolerated, and there were no significant between-group differences for any serious adverse events.


OVERVIEW

Our goal is to develop and commercialize new technologies targeting the chronic inflammation underlying cardiovascular and neurological diseases.

We recently reported the results from the 175-center, 2,400-patient phase III ACCLAIM trial in patients with advanced chronic heart failure. ACCLAIM was assessing the ability of our lead product, Celacade, to reduce the risk of death and hospitalization in patents with chronic heart failure. Dr. Torre-Amione, Medical Director, Heart Transplant Program, Methodist DeBakey Heart Center at The Methodist Hospital, and Principal Investigator for ACCLAIM presented the results from the study on September 3, 2006 at the World Congress of Cardiology 2006 in Barcelona, Spain, and at the 10th Annual Scientific Meeting of the Heart Failure Society of America in Seattle, Washington on September 13, 2006.

We are also developing a new class of drugs for the treatment of neuro-inflammatory disorders. VP025 is the lead product candidate from this new class of drugs and, based on phase I results, we are preparing to enter this product candidate into phase II development. During the second quarter, we announced that preclinical findings from our VP025 drug development program demonstrated a significant reduction of several pro-inflammatory cytokines in a preclinical model of diabetes and diabetic retinopathy, a common complication of diabetes that eventually results in the loss of vision.

The following table sets out the stage of development for each of our programs:

Product         Indications                         Clinical Development Status
-------         -----------                         ---------------------------

Celacade        Chronic heart failure               Phase III* results presented
VP025           Neuro-inflammatory conditions       Phase I completed

*Phase III clinical trials are multi-center studies undertaken to confirm safety and efficacy in large patient groups


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

WE PLAN TO ACHIEVE OUR GOAL BY PURSUING THE FOLLOWING STRATEGIES:

Develop products that address unmet medical needs

Based on certain observations from the ACCLAIM trial, which are still subject to further analysis, we believe that our Celacade technology has the potential to be used as a first-in-class therapy targeting chronic inflammation in cardiovascular disease, providing a safe and effective addition to the current standard of care. We also believe that chronic heart failure is a condition with considerable unmet medical needs, and subject to further consultations with regulators and potential partners in light of the ACCLAIM results, we believe that it may represent a significant commercial opportunity for us.

Form strategic alliances with companies to support the commercialization of our products

Subject to negotiating acceptable terms, we intend to establish corporate alliances to support the commercialization of our products. Based on our analysis of the ACCLAIM results, we expect to continue discussions with potential partners for the commercialization of Celacade for chronic heart failure.

Continue to build a portfolio of new technologies targeting inflammatory disorders

Subject to ongoing analysis of ACCLAIM trial results and consultations with outside experts, we are planning to continue to advance the development of our lead product, Celacade, to target chronic inflammation in cardiovascular disease. VP025 is the first product candidate from a new class of drugs that we are developing to target the chronic inflammation in the central nervous system. We have tested VP025 across a number of preclinical models of neuro-inflammatory disorders and have completed a successful phase I clinical trial. Based on the phase I results, we are now preparing to initiate a phase II program. Based on our preclinical results to date, we believe that this new class of drugs may represent a platform technology from which we may potentially derive other product candidates for clinical development.


RESULTS OF OPERATIONS

We are a development-stage enterprise that dedicates our cash resources mainly to research and development ("R&D") activities. Our products have not yet been approved by regulatory authorities in all relevant jurisdictions and we have not yet marketed products commercially; as such, we do not currently generate any revenues from operations.

Research and Development

The changes in R&D expenditures, and their key components, for the three months and nine months ended August 31, 2006 and 2005, are reflected in the following table:

---------------------------------------------------------------------------------------
                                    Three Months Ended           Nine Months Ended
---------------------------------------------------------------------------------------
R&D Expenditures (in millions                   Increase                     Increase
of dollars, except percentages)  2006   2005    (Decrease)    2006   2005    (Decrease)
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
Clinical costs:
---------------------------------------------------------------------------------------
  Direct                         $2.4   $11.8   ($9.4)        $13.6  $37.3   ($23.7)
---------------------------------------------------------------------------------------
  Indirect                       $3.4   $4.2    ($0.8)        $11.5  $13.0   ($1.5)
---------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
Preclinical costs                $0.7   $0.8    ($0.1)        $2.7   $2.8    ($0.1)
---------------------------------------------------------------------------------------

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

---------------------------------------------------------------------------------------
                                    Three Months Ended           Nine Months Ended
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
Intellectual property costs      $0.7   $0.3    $0.4          $1.7   $1.4    $0.3
---------------------------------------------------------------------------------------
R&D Expenditures (in millions                   Increase                     Increase
of dollars, except percentages)  2006   2005    (Decrease)    2006   2005    (Decrease)
---------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
Other costs                      $0.2   $0.1    $0.1          $0.3   $0.2    $0.1
---------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
Total R&D                        $7.4   $17.2   ($9.8)        $29.8  $54.7   ($24.9)
---------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
R&D expenditures as a            66%    77%                   68%    77%
percentage of the sum of R&D
and General and Administration
Expenditures
---------------------------------------------------------------------------------------


Clinical Costs

The expenditures related to our phase III Celacade programs are expensed for accounting purposes and are the key driver of our losses.

The majority of the decrease in our R&D expenses for the three months and nine months ended August 31, 2006, when compared with the same periods in 2005, resulted from a significant reduction in the clinical trial activities relating to our phase III programs.

Direct costs to support these trials include expenses for clinical site fees, study monitoring, site close out, data management and analysis, and technology support. During the three months and nine months ended August 31, 2005, the number of clinical sites participating in these programs and the number of patients enrolled in these programs were a significant driver of the direct costs; however, for the comparable periods in 2006, these costs were reduced substantially, as our phase III trials were completed, resulting in the reduction of our direct costs. Indirect costs to support these programs consist of salaries, professional fees, and other support costs. Indirect costs have decreased for the three and nine months ended August 31, 2006 as a result of a reduced level of activity required to support the phase III clinical trials.

A more detailed summary of our phase III clinical trial in chronic heart failure is provided below.

CELACADE

The key findings from the ACCLAIM trial of our Celacade technology in chronic heart failure were presented by Dr. Torre-Amione, Medical Director, Heart Transplant Program, Methodist DeBakey Heart Center at The Methodist Hospital, and Principal Investigator for the U.S. arm of the ACCLAIM trial in September at the World Congress of Cardiology 2006 in Barcelona, Spain and at the 10th Annual Scientific Meeting of the Heart Failure Society of America in Seattle, Washington.

The double-blind, placebo-controlled ACCLAIM trial studied 2,400 subjects with chronic heart failure at 175 clinical centers in seven countries. ACCLAIM was designed to assess the ability of Celacade to reduce the risk of death or first cardiovascular hospitalization. Patients included in the study had New York Heart Association (NYHA) Class II, III, or IV heart failure with a left-ventricular ejection fraction (LVEF) of 30% or less and had been hospitalized or received intravenous drug therapy for heart failure within the previous 12 months, or had NYHA Class III/IV heart failure with a LVEF of less than 25%.

Patients in the ACCLAIM trial were receiving optimal standard-of-care therapy for heart failure, which at baseline included diuretics (94%), ACE-inhibitors (94%), beta-blockers (87%), automatic implantable cardioverter defibrillators (26%), and use of cardiac resynchronization therapy (10.5%). The placebo (n=1,204 patients) and Celacade (n=1,204 patients) groups were well balanced for all important baseline characteristics, including demographics, left-ventricular ejection fraction (LVEF), NYHA classification, concomitant medical conditions, medications, and device therapies.

The difference in time to death or first cardiovascular hospitalization (the primary endpoint of ACCLAIM) for the intent-to-treat study population was not statistically significant (p=0.22), however, the risk reduction directionally favored the Celacade group (hazard ratio=0.92).

In a combined analysis of NYHA Class II-IV non-ischemic cardiomyopathy patients, characterized as having no prior history of heart attack, as well as Class II patients with ischemic etiology, Celacade demonstrated a 31% reduction in the risk of death or first cardiovascular hospitalization compared to placebo (n=1,305 patients, 391 events, p=0.0003). Celacade was also shown to reduce the average days spent in hospital for cardiovascular cause by 32% in this combined subgroup analysis (n=1,305 patients, p=0.01)

In addition, Celacade was shown to significantly reduce the risk of death or first cardiovascular hospitalization by 26% in the pre-defined subgroup of patients with no prior history of heart attack at baseline (n=919 patients, 243 events, p=0.02) and in a pre-defined subgroup of patients with NYHA Class II heart failure at baseline, Celacade was also shown to significantly reduce the risk of death or first cardiovascular hospitalization by 39% (n=689 patients, 216 events, p=0.0003). In a combined analysis, which excluded only those patients in NYHA Class III/IV with a left-ventricular ejection fraction equal to or below the median (LVEF=23%) and a prior history of heart attack, Celacade was shown to reduce the risk of death or first cardiovascular hospitalization by 21% (n=1,746 patients, 560 events, p=0.005).

Furthermore, consistent with the impact of Celacade on the risk of mortality and morbidity in major subgroups within the ACCLAIM trial was the finding of a significant improvement in quality of life (as measured by the Minnesota Living with Heart Failure Questionnaire) for the intent-to-treat study population (n=2,408 patients, p=0.04). Celacade was also shown to be safe and well tolerated, and there were no significant between-group differences for any serious adverse events.

VP025

VP025, our lead product from a new class of drugs, is being developed to target the chronic inflammation within the central nervous system that is associated with a number of neurological diseases. In July 2005, we announced the successful completion of a phase I clinical trial of VP025. This double-blind, placebo-controlled, dose-escalation trial examined the safety and tolerability of three doses of VP025 in 24 healthy volunteers. Multiple administrations of either low, mid, or high doses of VP025 were shown to be safe and well tolerated when compared to placebo, and no drug-related serious adverse events were reported.

In May 2006, we announced that preclinical findings from our VP025 drug development program demonstrated a significant reduction of several pro-inflammatory cytokines in a preclinical model of diabetes with diabetic retinopathy, a common complication of diabetes that eventually results in the loss of vision. Dr. Kyle Krady, Assistant Professor of Neural and Behavioral Sciences, Penn State College of Medicine, presented the findings on May 1 at the Scientific Sessions of the Association for Research in Vision and Ophthalmology
(ARVO) Annual Meeting in Florida. Inflammation has been implicated in the pathogenesis of diabetic retinopathy. In a preclinical model designed to develop diabetes, VP025 was shown to have a significant effect (p<0.05) on reducing the expression, in the retina, of several pro-inflammatory cytokines including IL-1, IL-6, and MCP-1, which are associated with the initiation stages of diabetic retinopathy. Concurrently, the intramuscular administration of VP025 resulted in the increased expression of both IL-10 and TGF-beta, two potent anti-inflammatory cytokines. Based on information in the scientific literature and current research observations, we believe this effect is mediated via the regulation of microglial cell activation. Microglial cells are inflammatory cells found within the central nervous system and in the retina.

Results from a number of experimental models have demonstrated the ability of VP025 to reduce inflammation across the blood-brain barrier and improve correlates of memory and learning function. Preclinical research carried out by Dr. Marina Lynch's team from the Trinity College

Institute of Neuroscience in Ireland demonstrated the ability of VP025 to reverse detrimental neurological effects of chronic beta-amyloid exposure. These results were presented at Neuroscience 2005, the 35th Annual Meeting of the Society for Neuroscience. Beta-amyloid is the major component of the plaques found in the brains of Alzheimer's disease patients and is implicated in the development and progression of this condition. Beta-amyloid has also been linked to increased activation of microglial cells (inflammatory immune cells in the brain and central nervous system) and reduced memory and learning function. Dr. Lynch's research demonstrated that VP025 both prevented microglial activation and preserved memory and learning function.

Dr. Marina Lynch's team also presented results at Neuroscience 2005 showing the ability of VP025 to reverse age-related inflammation in the brain. The process of aging is associated with increased inflammation in the brain resulting from activation of microglial cells, as evidenced by increases in inflammatory cytokines and a reduction in memory and learning function (measured as long-term potentiation). CD200, a protein that controls inflammation and maintains microglial cells in an unactivated state, decreases with aging. Treatment with VP025 reversed age-related decreases in CD200 levels in the brain, reduced levels of microglial cell activation, and restored memory and learning function.

Dr. Yvonne Nolan's team from the Department of Anatomy/Neuroscience, University College, Cork, Ireland, also presented data at Neuroscience 2005 demonstrating the ability of VP025 to prevent increases in levels of p38 MAP kinase, a key component of the inflammation-signaling pathway, regulating IL-1beta, TNF-alpha, and other immune system responses associated with many inflammatory conditions. In a preclinical model of Parkinson's disease, pre-treatment with VP025 was shown to prevent both the increase in p38 levels and the associated death of dopaminergic neurons. The death of dopaminergic neurons in this model system leads to the onset of movement abnormalities that mimic those seen in Parkinson's disease.

Many neurological conditions are associated with an inflammatory response in the nervous system, including Alzheimer's disease, Parkinson's disease, and amyotrophic lateral sclerosis (ALS, also known as Lou Gehrig's disease). These conditions are characterized by increased levels of inflammatory mediators, including cytokines, leading to the death of nerve cells and the eventual loss of functional activity. Due to the prevalence, morbidity, and mortality associated with neuro-inflammatory diseases, they represent a significant medical, social, and financial burden.

Based on the successful phase I clinical trial, we are now preparing to initiate a phase II program. The expenditures associated with the phase II trial are expected to be similar to the costs incurred with the phase I trial.

Preclinical Costs

Our preclinical research programs are focused on developing a new class of drugs, the main candidate being VP025. During 2005, VP025 was moved into clinical development; however, preclinical studies are still necessary to continue the advancement of VP025 for various indications.

The R&D expenditures associated with preclinical research activities during the three months and nine months ended August 31, 2006 and 2005 were primarily the result of the above studies, as well as other preclinical studies necessary to support the advancement of VP025 into clinical development. Preclinical costs for the three months and nine months ended August 31, 2006, are comparable to the same periods in 2005.

Intellectual Property

Our research and development initiatives have resulted in the filing of numerous patent applications. We own patents and pending patent applications relating to our products and technologies in the United States and other jurisdictions around the world. Our intellectual property expenditures primarily consist of fees paid to patent offices worldwide and to external patent counsel. These costs are included in R&D expenditures and are expensed as incurred. This expenditure is a result of advancing our patent protection into additional countries through international patent grants, and additional patent and trademark activities associated with protecting our existing technologies, as well as new discoveries and developments resulting from our research and development programs.

The costs for the three months and nine months ended August 31, 2006, are higher than the costs for the same periods in 2005. In addition to a higher level of activity surrounding our existing patent portfolio, we carried out additional patent activities to protect intellectual property arising from the ACCLAIM clinical trial.

Nature and Treatment of Expenses

We expense all R&D costs. The majority of our research is outsourced to medical institutions, under contractual agreements, for which expenditures are settled with cash payments that are aligned with the achievement of pre-defined activities. The costs of our prepaid clinical supplies are deferred, on the basis that these supplies have future alternative uses related to the various clinical applications of our Celacade technology, and are expensed as they are shipped to outsourced research centers or clinical sites.

The cost of our acquired technology, representing part of our platform medical device technology, is amortized straight-line over 20 years in recognition of the term of the acquired patent.

Our ability to recover the carrying value of our acquired technology and clinical supplies is impacted by several factors, including, but not limited to, the progress of clinical trials, our ongoing ability to fund clinical trials, feedback and decisions from health regulators regarding clinical trial results and reimbursement, ongoing technological improvements, technological obsolescence, the timing of product launch, the development of our patent portfolio, the ability to defend any claims made by third parties against our intellectual property, and our financial ability to challenge those third parties who may infringe our intellectual property. Based on analysis to date, we believe that the results of the phase III ACCLAIM trial warrant efforts to advance the development of Celacade and that the value of our acquired technology and the clinical supplies does not need to be reduced or written off. The majority of our direct clinical R&D expenditures is related to our phase III ACCLAIM trial and is payable in U.S. dollars. In addition, a significant component of the direct costs of our ACCLAIM trial is payable in euros. The majority of general and administration costs are payable in Canadian dollars.

General and Administration

The changes in general and administration expenditures, and their key components, for the three months and nine months ended August 31, 2006 and 2005, are reflected in the following table:

------------------------------------------------------------------------------------------
                                       Three Months Ended           Nine Months Ended
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
General and Administration                         Increase                     Increase
Expenditures (in millions of        2006    2005   (Decrease)    2006    2005   (Decrease)
dollars)
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
Infrastructure and other support    $3.2   $4.6   ($1.4)        $12.2   $14.5  ($2.3)
costs
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
Insurance                           $0.4   $0.3   $0.1          $1.3    $1.1   $0.2
------------------------------------------------------------------------------------------
General and Administration                        Increase                     Increase
Expenditures (in millions of        2006   2005   (Decrease)    2006    2005   (Decrease)
dollars)
------------------------------------------------------------------------------------------
Professional fees                   $0.2   $0.3   ($0.1)        $0.8    $1.0   ($0.2)
------------------------------------------------------------------------------------------
Total General and Administration    $3.8   $5.2   ($1.4)        $14.3   $16.6  ($2.3)
Expenditures
------------------------------------------------------------------------------------------

Infrastructure and other support costs include salaries and related employee costs for those employees not directly involved in research and development, as well as facility-related and information technology expenditures for all employees. These costs have decreased for the three and nine months ended August 31, 2006 as a result of a reduced level of activity required to support the current operations. Professional fees include expenditures for legal, tax, accounting, and other specialized services. These costs have decreased moderately for the three and nine months ended August 31, 2006, as a result of the relatively stable level of activity required to support current operations.

Foreign Exchange

The foreign exchange gain or loss for the three months and nine months ended August 31, 2006 and 2005 is reflected in the following table:

------------------------------------------------------------------------------------------
                                       Three Months Ended           Nine Months Ended
------------------------------------------------------------------------------------------
          Foreign Exchange                         Increase                     Increase
      (in millions of dollars)       2006   2005   (Decrease)   2006   2005     (Decrease)
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
Foreign exchange loss (gain)         $0.0   $2.2   ($2.2)       $0.2   ($0.6)   ($0.8)
------------------------------------------------------------------------------------------

We are holding a significant amount of U.S. dollar cash and cash equivalents and restricted cash. We are required to secure a US$10.0 million letter of credit associated with our note financing with US$10.0 million of restricted cash. In addition, we need to make final payments for R&D expenditures denominated in U.S. dollars related to our recently completed phase III clinical trials. These expenditures, which we expect to pay in the fourth quarter, were incurred in previous periods. U.S. dollar holdings amounted to approximately US$16.6 million and US$43.6 million at August 31, 2006, and August 31, 2005, respectively. As our functional or measurement currency is the Canadian dollar, U.S. dollar exchange rate fluctuations may have a significant impact from an accounting perspective, but they do not impair or enhance our ability to pay these U.S. dollar denominated R&D expenses.

Our statement of operations includes a nominal foreign exchange gain for the three months ended August 31, 2006, as a result of the weakening of the Canadian dollar, our functional currency, relative to the U.S. dollar, during this period. Our statement of operations includes a foreign exchange loss for the nine months ended August 31, 2006, as a result of the strengthening of the Canadian dollar, our functional currency, relative to the U.S. dollar, during this period. The period-end conversion rate from U.S. dollars to Canadian dollars for August 31, 2006, was 1.1053, compared to the conversion rate for May 31, 2006 of 1.1015 and the conversion rate for November 30, 2005 of 1.1669. Any losses resulting from cash being held in U.S. dollars have been partially offset by gains on liabilities that are denominated in U.S. dollars. The period-end conversion rate from U.S. dollars to Canadian dollars for August 31, 2005, was 1.1871, compared to the conversion rate for May 31, 2005, of 1.2552, and the conversion rate for November 30, 2004 of 1.1858, which resulted in the foreign exchange loss for the three-month period ended August 31, 2005 and a gain for the nine-month period ended August 31, 2005.

Investment Income

Investment income for the three months and nine months ended August 31, 2006 and 2005 is reflected in the following table:

-----------------------------------------------------------------------------------------
                                       Three Months Ended           Nine Months Ended
-----------------------------------------------------------------------------------------
         Investment Income                         Increase                    Increase
      (in millions of dollars)       2006   2005   (Decrease)   2006   2005    (Decrease)
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
Investment income                    $0.4   $0.6   ($0.2)       $1.7   $1.7    $0.0
-----------------------------------------------------------------------------------------

Investment income for the three months ended August 31, 2006 was lower when compared with the same period in 2005, as a result of the lower amount of cash and cash equivalents, marketable securities and restricted cash on hand. Investment income for the nine months ended August 31, 2006 was comparable to that of the same period in 2005 with higher interest rates compensating for the decreased amount of cash and cash equivalents, marketable securities and restricted cash on hand. Interest rates on one-month commercial paper denominated in Canadian dollars averaged 3.99% in the nine months to August 31, 2006, compared with 2.56% in the nine months to August 31, 2005. Similarly, one-month US dollar-denominated commercial paper averaged 4.90% in the nine months to August 31, 2006, compared with 2.92% in the same period ended August 31, 2005.

Other costs

Other costs for the three months and nine months ended August 31, 2006 and 2005 are reflected in the following table:

-----------------------------------------------------------------------------------------
                                      Three Months Ended          Nine Months Ended
-----------------------------------------------------------------------------------------
            Other Costs                            Increase                    Increase
      (in millions of dollars)       2006   2005   (Decrease)   2006    2005   (Decrease)
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
Interest expense on senior           $0.1   $0.0   $0.1         $0.9    $0.0   $0.9
convertible notes payable
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Accretion in carrying value of       $1.7   $0.0   $1.7         $6.6    $0.0   $6.6
senior convertible notes payable
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Amortization of deferred financing   $0.6   $0.0   $0.6         $2.2    $0.0   $2.2
costs
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Loss on debt extinguishment          $1.4   $0.0   $1.4         $4.1    $0.0   $4.1
-----------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Total                                $3.8   $0.0   $3.8         $13.8   $0.0   $13.8
-----------------------------------------------------------------------------------------

Except for interest expense, other costs associated with the senior convertible notes are non-cash expenditures. These costs are higher for the three months and nine months ended August 31, 2006, when compared to the same period in 2005, as the senior convertible notes were issued during Q4 2005.

Loss

The loss for the three months and nine months ended August 31, 2006 and 2005 is reflected in the following table:

---------------------------------------------------------------------------------------------
                                    Three Months Ended                Nine Months Ended
---------------------------------------------------------------------------------------------
Loss (in millions of dollars,                     Increase                         Increase
except per-share amounts)       2006     2005     (Decrease)    2006     2005      (Decrease)
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
Loss                            ($14.6)  ($24.1)  ($9.5)        ($56.3)  ($69.0)   ($12.7)
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
Loss per share                  ($0.15)  ($0.30)  ($0.15)       ($0.64)  ($0.87)   ($0.26)
---------------------------------------------------------------------------------------------

The loss during the three months and nine months ended August 31, 2006 has decreased when compared with the similar period in 2005. The reduction in the costs associated with our phase III clinical programs and the corporate costs associated with supporting these programs have been partially offset by the costs associated with the senior convertible notes.

TREND INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

The following table presents unaudited selected financial data for each of the last eight quarters ended August 31, 2006:

                    Loss for the period   Basic and diluted   Foreign exchange
                           (000's)         loss per share    gain/(loss) (000's)

August 31, 2006          ($14,566)            ($0.15)                $12
May 31, 2006             ($22,438)            ($0.26)              ($169)
February 28, 2006        ($19,332)            ($0.23)                ($3)

November 30, 2005        ($24,010)            ($0.29)               $146
August 31, 2005          ($24,069)            ($0.30)            ($2,243)
May 31, 2005             ($25,071)            ($0.31)               $924
February 28, 2005        ($19,898)            ($0.27)             $1,892

November 30, 2004        ($28,739)            ($0.41)            ($8,798)



Our quarterly losses have increased significantly over the past two years as a result of the expansion of our phase III clinical programs and the corporate costs associated with supporting these programs. However, for the most recent quarters, our costs have decreased mainly as a result of the gradual ramping down of clinical activity leading to the database lock and subsequent analysis of our phase III clinical programs. The other significant factor impacting our quarterly losses is the change in the U.S. dollar relative to our functional currency, the Canadian dollar, particularly in 2004. Both of these factors are discussed in greater detail elsewhere in this document. The operations of our Company are not subject to any material seasonality or cyclicality factors.

The quarterly loss for fiscal 2004 noted above does not include any adjustment to reflect the adoption of the subsequent amendment to CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", which requires the use of the fair value based method to account for all stock-based transactions with employees granted or modified since December 1, 2002. We adopted this amendment on a retroactive basis, without restatement.

Third Quarter

The loss in the third quarter of 2006 decreased when compared to that in the second quarter of 2006 mainly as a result of a reduction in our R&D and general and administration expenditures for the third quarter to $11.2 million, compared with $16.6 million in the second quarter. In addition, expenses associated with the convertible debt decreased by $2.4 million as a result of lower acceleration payments made during the third quarter in comparison to the second quarter.



LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have financed our operations primarily from public and private sales of equity, the issuance of senior convertible notes, the exercise of warrants and stock options, and interest on funds held for future investments.

On October 7, 2005, our wholly owned subsidiary, Vasogen Ireland Limited, raised gross proceeds of US$40 million through the issuance of senior convertible notes ("the notes"). The notes have a maturity date of two years from issuance and bear interest at a rate of 6.45%. The notes are convertible at the investors' option into our common shares at a conversion price of US$3.00 subject to anti-dilution and other adjustments as provided in the notes. We are required to repay the notes in equal monthly installments and we may elect to repay principal in any combination of cash or common shares at our option, provided certain conditions are met. We also have the option to accelerate payments of outstanding principal of up to US$8.0 million each installment date if our share price is greater than US$1.00 per share, or up to 40% of the principal outstanding each calendar year if our share price is greater than US $4.00 per share, subject to issuance of additional warrants in connection with exercising this option. For the June 1, 2006 installment payment, we elected to make a US$2.8 million acceleration payment to the debt holders. In respect of the June 1, 2006 acceleration payment, we issued an additional 606,666 warrants exercisable at US$3.00 for a term of five years from the date of issue. On February 2, 2006, one of the note holders exercised their option to convert US $300,000 of the senior convertible notes, which resulted in 100,000 shares being issued to the debt holder.

Under the terms of the notes, beginning September 1, 2006 and until the notes are no longer outstanding, we must maintain a net cash balance of 110% of the principal outstanding under the notes. Any failure to maintain such net cash balance of 110% would constitute an event of default as described below. We have satisfied the net cash balance test at all times beginning September 1, 2006. As of October 1, 2006, the principal amount outstanding under the convertible notes was US$10.0.million. Costs of this transaction, including agency and legal fees and other expenses, were US$3.6 million. We are required to maintain a letter of credit in connection with these notes payable in the amount of US$10.0 million, which is fully secured by cash on hand, provided that we may reduce the amount of the letter of credit by an amount equal to one half of the difference between US$17.0 million and the aggregate principal amount of the notes outstanding. In the fourth quarter, we intend to reduce the amount of the letter of credit and the restricted cash, upon following the procedure provided under the notes, by US$4.4 million

If an event of default or a change of control should occur, note holders will be entitled to require the redemption of their notes, in whole or in part, at a price determined according to a formula under the notes. The holders have the right to demand repayment in cash or in common shares at 125% of the face amount of principal outstanding in the event of default, or at 115% of the face amount of principal outstanding in the event of a change in control or the value of the common shares the holder would otherwise have received on conversion of the shares prior to the event of default or the change in control.

During the three months and nine months ended August 31, 2006, we did not receive funds from the exercise of options and warrants, compared with $0.2 million and $0.6 million in the comparable periods in 2005. The total number of common shares outstanding at August 31, 2006, increased to 101.4 million from
82.3 million at November 30, 2005. The number of options and warrants outstanding at August 31, 2006, is 12.1 million.

As at October 10, 2006, we have 104.5 million common shares outstanding; 7.3 million options to purchase common shares outstanding; and 5.7 million warrants to purchase common shares. The conversion rate of the options and warrants is on a one-to-one basis for common shares. It is our present intent to issue common shares on repayment of the notes as described above, provided certain conditions are met.

At August 31, 2006, our cash and cash equivalents, and marketable securities held to maturity, including restricted cash totaled $25.6 million, compared with $85.2 million at November 30, 2005. The decrease is a result of the cash used in operations during the nine months ended August 31, 2006. In addition, two installment payments under the convertible notes, one in the amount of $2.1 million (US$1.8 million) and the other in the amount of $1.7 million (US$1.5 million) were paid in cash. The letter of credit and amount of restricted cash may be reduced at our option, as described above. We invest our cash resources in liquid government and corporate debt instruments having a single "A" credit rating or greater. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on our investments, owing to the relative short-term nature of the investments.

We are exposed to market-rate risk related to changes in interest rates and foreign exchange rates between the Canadian and U.S. dollars, which could affect the value of our marketable securities or our cash and cash equivalents. At August 31, 2006, we held U.S. dollar denominated securities in the amount of US$6.2 million excluding cash that is not invested in securities or held as restricted cash.

In November 2005, we entered into contracts to purchase Canadian dollars totaling $59.0 million (US$50.0 million), and concurrently entered into forward contracts to purchase the U.S. dollars back at specific future dates. These forward contracts matured in December 2005 and February 2006. The Canadian dollars were acquired to enable us to invest our cash resources in Canadian investments; however, these forward contracts enabled us to preserve our U.S. funds, even when converted to Canadian dollars. Our U.S. funds will be used to cover U.S. expenditures associated with our phase III clinical trials.

In November 2005, we entered into contracts to sell Canadian dollars, totaling $30.1 million (US$25.3 million), at specific times, and concurrently entered into forward contracts to purchase the Canadian dollars back at specific future dates. These forward contracts matured in December 2005. These Canadian funds will be used to fund Canadian dollar expenditures during fiscal 2006.

Our net cash used in operating activities for the three months and nine months ended August 31, 2006, was $15.2 million and $53.8 million, respectively, compared with $17.4 million and $51.2 million for the comparable periods in 2005. Changes in our working capital had the most significant impact on our cash used in operations. Our working capital is affected by the increase or decrease in our accrued liabilities as a result of certain expenses incurred in our phase III clinical trials that will not be paid until certain trial milestones are reached, such as the receipt of final study reports from clinical sites at the end of the trials. For the three months and nine months ended August 31, 2006, various milestones were achieved which resulted in the payment of cash related to expenditures incurred in prior periods.

We intend to continue to use our capital resources to fund our research and development activities, as warranted by results. We intend to raise additional financing over the near term through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. There can be no assurance that additional financing will be available and, if available, will be on terms acceptable to us. The availability of financing will be affected by the results of our scientific and clinical research, including the ACCLAIM trial which failed to reach its primary endpoint, our ability to advance the development of Celacade and obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology and medical device companies), the status of strategic alliance agreements, and other relevant commercial considerations. Should our ability to raise additional financing and/or secure financial support from partners be delayed, management would adjust its commercialization plans and research and development programs and reduce its cash expenditures in order to ensure that we have sufficient cash and cash equivalents to fund planned expenditures for the next 12 months.

The terms of the notes may limit our ability to incur additional secured or unsecured debt while the notes are outstanding. As long as the notes are outstanding, we and our subsidiaries are prohibited from incurring or guaranteeing any indebtedness other than the indebtedness under the notes and certain other permitted indebtedness, which includes indebtedness that is pari passu with or subordinate to the indebtedness under the notes and that does not provide for any payments of principal or premium until at least 91 days after the maturity date of the notes; indebtedness to trade creditors incurred in the ordinary course of business; intercompany indebtedness which is subordinate in right of payment to the indebtedness under the notes; and indebtedness the proceeds of which are used to redeem, repay, or otherwise retire the notes. In addition, the notes contain anti-dilution provisions, which could require the adjustment of the conversion price of the notes in the event of certain types of share issuances below the current conversion price of US$3.00. Based on acceleration payments and installment payments made to date and assuming the continued payment of the equal monthly installments of US$1.8 million, the notes will be completely repaid as of April 1, 2007.


CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the annual consolidated financial statements. Critical accounting estimates include the amount of development expenditures expensed as opposed to capitalized; the fair value of options and common share purchase warrants; the testing for recoverability of long-lived assets; the allocation of proceeds on the issuance of senior convertible notes; and the income tax valuation allowance.

We expense research costs as they are incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. We have not capitalized any such development costs to date.

We periodically review the useful lives and the carrying values of our long-lived assets. We review for impairment in long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.

The convertible notes contain both a liability and an equity component, the latter represented by the conversion option. In accordance with Canadian GAAP, the components of the convertible notes must be bifurcated and accounted for separately as debt and equity instruments. The warrants are separable from the notes and are accounted for as an equity instrument. The proceeds received are allocated to the debt and equity components of the convertible notes and to the initial warrants on a relative fair value basis. Each reporting period, the Company is required to accrete the carrying value of the convertible notes such that at maturity the carrying value of the notes will be their face value.

We have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credits. In view of the recent net losses and expected future losses, we are of the opinion that it is unlikely that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Accordingly, no future income tax assets or liabilities are recorded on the balance sheets.


DISCLOSURE CONTROLS

The Company's Chief Executive Officer and Chief Financial Officer have determined that there has been no change in our internal control over financial reporting that occurred during the three months ended August 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.


ACCOUNTING POLICY CHANGES UNDER CANADIAN GAAP

Our unaudited interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS ISSUED BUT NOT YET ADOPTED

Financial Instruments - Recognition and Measurement

In January 2005, the CICA released new Handbook Section 3855, "Financial Instruments - Recognition and Measurement," effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, and provides criteria to be used to determine when a financial instrument should be recognized and when a financial instrument is to be extinguished. The Company has not yet determined the effect that this new standard will have on its consolidated financial position and results of operations.

Comprehensive Income and Equity

In January 2005, the CICA released new Handbook Section 1530, "Comprehensive Income," and Section 3251, "Equity," effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. These standards require that an enterprise present comprehensive income and its components in a separate financial statement that is displayed with the same prominence as other financial statements. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period in addition to the requirements in Section 1530. We have not yet determined the effect these new standards will have on our consolidated financial position and results of operations.

Hedges

In January 2005, the CICA released new Handbook Section 3865, "Hedges," effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for when and how hedge accounting may be applied. Hedge accounting is optional. We do not expect the adoption of this standard to have a material impact on our consolidated financial position and results of operations.

Non-monetary Transactions

In June 2005, the CICA released a new Handbook Section 3831, "Non-monetary Transactions," effective for fiscal years beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We have no debt, guarantees, off-balance sheet arrangements, or capital lease obligations other than those associated with the senior convertible note financing that was completed October 7, 2005, which is discussed elsewhere in this document. Other long-term obligations are discussed below.

Contractual Obligations

Our contractual obligations as of August 31, 2006 are as follows:

-----------------------------------------------------------------------------------------------------
       Contractual Obligations        Total       Less than   1 - 3 years  4 - 5 years  More than 5
      (in millions of dollars)                    1 year                                years
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Operating lease obligations           $2.5        $0.8        $1.5         $0.2         nil
-----------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------
Senior convertible notes              US$14.8     US$14.8     nil          nil          nil
-----------------------------------------------------------------------------------------------------

We have entered into Clinical Research Services Agreements with a number of Contract Research Organizations ("CROs") to conduct the phase III clinical trials of our Celacade technology and our phase I clinical trial for VP025. The contracts with these CROs are payable over the terms of the trials, and the timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, completion of certain data management activities, trial completion, and other trial-related activities. We are also liable for the payment of certain pass-through costs. As part of phase III trials, we also entered into agreements with the clinical sites participating in the trials. These agreements require payments over the course of the study based on various activities being completed by the site, such as patient visits and various testing and measurement activities required per the study protocol. A significant portion of the amounts due to the sites for these activities is not payable until after the completion of the trial. This "holdback" results in a significant accrual of trial-related expenses during the course of the study, as the expense is recognized for accounting purposes but the cash payment is not made until the trial is completed.

We have granted royalties to arm's-length third parties based on gross amounts receivable by us from future commercial sales of our Celacade technology, aggregating 1.5% on all sales, to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of this technology, to a maximum royalty of $5.0 million per annum. To date, no royalties are due and/or payable. In October 2005, we issued the notes described above under "Liquidity and Capital Resources." These notes required that the outstanding face value of the notes be paid monthly. Under the current terms and conditions this obligation requires a payment of approximately US$1.8 million per month payable in shares or cash at our discretion.


RELATED PARTY TRANSACTIONS AND INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS

There are no related party transactions or interests of management in material transactions. As of March 22, 2006, the Chairman of the Board and CEO of Quest Diagnostics Incorporated retired as a member of the Board of Directors of our Company and therefore Quest Diagnostics ceased to be a related party.


RISKS AND UNCERTAINTIES

Our products are in development, have not yet been approved by regulatory authorities in all relevant jurisdictions, and have not yet been marketed commercially. Our business entails significant risks, including the adequacy, timing, and results of our clinical trials, possible requirements for additional trials, the costs and time involved in obtaining the required regulatory approvals, our current reliance on primarily one product, the adequacy of our patent protection, the uncertainties involved in clinical testing, the availability of capital to continue development and commercialization of our products, and competition from pharmaceutical, biotechnology, and medical device companies. There can be no assurance that our ongoing preclinical or clinical research activities will provide positive outcomes or that the results of our clinical trials will meet the desired clinical endpoints established in the clinical study protocols. For example, the top-line results of the ACCLAIM trial announced on June 26, 2006, indicated that Celacade had not met its primary endpoint in the treatment of chronic heart failure. There can be no assurance that we will be successful in obtaining necessary regulatory approvals for our products, including for Celacade on the basis of the ACCLAIM data, or, once having obtained approvals, in maintaining them. There can also be no assurance that we will be successful in marketing and distributing our products, or achieving appropriate reimbursement from government or private health authorities. We have also not yet demonstrated the ability to manufacture a product commercially in large volumes.

We set goals for and make public statements regarding timing for the completion of objectives material to our success, such as the commencement and completion of clinical trials and anticipated regulatory submission or approval dates, plans for continued development, plans for forming strategic alliances, and plans for commercialization. The actual timing and outcome of these events can vary dramatically as a result of factors such as delays or failures in our clinical trials, requirements for additional trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing, partnering or marketing milestones necessary to commercialize our products. There can be no assurance that our clinical trials will be completed as planned, that results from clinical trials will be sufficiently robust to warrant regulatory submissions, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will be able to adhere to our current schedule for the scale-up of manufacturing and launch of any of our products. If we fail to achieve one or more of these planned milestones, the price of our common shares could decline.

We will need to raise additional funds to conduct research and development, preclinical studies, and clinical trials necessary to bring our potential products to market, particularly for purposes of a follow on trial to support wider adoption of our Celacade technology in the heart failure population and to establish marketing, sales and distribution capabilities. We intend to raise additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, and the issuance of new share capital, as well as through other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our scientific and clinical research, including the ACCLAIM trial which failed to reach its primary endpoint, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology and medical device companies), the status of strategic alliance agreements, and other relevant commercial considerations. The terms of the notes may limit our ability to incur additional secured or unsecured debt while the notes are outstanding. Under the terms of the notes, in the event that we are unable to issue common shares at the conversion price stipulated by the notes owing to failure to meet certain conditions, we must make cash payments to the noteholders. Additional substantial cash payments may be required under the notes upon an event of default or change of control. Such cash payments may leave us with little or no working capital in our business or make us insolvent. Repayment of the outstanding principal under the notes in shares of the Company may result in significant dilution to the shareholders.


OUTLOOK

Our future operations are highly dependent upon our ability to raise additional financing to support advancing our lead product, Celacade. Subject to further analysis and our consultations with outside experts and regulators, we plan to pursue regulatory approval and/or commercialization of our Celacade technology. We may be required or elect to conduct a follow on clinical trial of Celacade to support wider adoption in the heart failure population. Our commercialization efforts are dependent upon our ability to raise additional financing through a combination of equity or debt financing, or payments from strategic partners, or upon strategic partners funding directly some or all of the costs of commercialization. Our cash outflows are expected to consist primarily of external expenses related to pursuing regulatory approval, conducting a follow on clinical trial for Celacade and/or commercialization and research and development programs as well as payroll costs. Should our ability to raise additional financing and/or secure financial support from partners be delayed, management would adjust its commercialization plans and research and development programs and reduce its cash expenditures in order to ensure that we have sufficient cash and cash equivalents to fund planned expenditures for the next 12 months. However, our forecast of the period of time for which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially. Although we expect that our existing resources could be adequate to support our operations for a longer period of time under certain scenarios, there can be no assurance that this can, in fact, be accomplished.

We have CE Mark regulatory approval for our Celacade medical device technology in Europe. This regulatory approval enables us to place this technology on the market in the 25 member countries of the European Union. Subject to consultations with outside experts and negotiation of acceptable terms, we intend to enter into additional strategic alliances with established healthcare companies that have the commercial infrastructure necessary to support successful market introduction in various geographical jurisdictions. However, there can be no assurance that our partnering efforts will be successful or, if we enter into a form of strategic alliance, that a commercial launch with a partner will be successful.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate.

On August 11, 2006, we announced the receipt of a letter from The NASDAQ Stock Market stating that for the last 30 consecutive business days the bid price of our common shares had closed below the minimum bid price requirement for continued inclusion under Marketplace Rule 4450(a)(5). It is NASDAQ's practice to issue a letter when a listed company does not meet the minimum $1 bid price requirement. Under NASDAQ rules, we will be provided until February 5, 2007, to regain compliance with the bid price requirement. The notice has no current effect on the listing of Vasogen's common stock. If, at any time before February 5, 2007, the bid price of Vasogen's common shares closes at $1.00 per share or more for a minimum of 10 consecutive business days, we will regain compliance with the Marketplace Rules. If compliance with the Minimum Bid Price Rule is not regained by February 5, 2007, the NASDAQ staff will provide written notification that our common shares will be delisted, and at that time, we may appeal the staff's determination to a Listing Qualifications Panel. Alternatively, at that time, we may apply to transfer our common stock to the NASDAQ Capital Market if we satisfy the requirements for initial inclusion on the NASDAQ Capital Market, other than the Minimum Bid Price Rule. If the application is approved, we will be afforded the remainder of the NASDAQ Capital Market's additional 180-day compliance period to regain compliance with the Minimum Bid Price Rule while on the NASDAQ Capital Market.



Additional information relating to us, including our Annual Information Form, is accessible on our website, www.vasogen.com, and on SEDAR and EDGAR.
                           ---------------

                 Interim Consolidated Financial Statements
                 (Expressed in Canadian dollars)

                 VASOGEN INC.
                 (A DEVELOPMENT STAGE COMPANY)

                 Three months and nine months ended August 31, 2006
                 (Unaudited)


VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)

---------------------------------------------------------------------------------------------------------------
                                                                               August 31,         November 30,
                                                                                     2006                 2005
---------------------------------------------------------------------------------------------------------------
                                                                              (Unaudited)

Assets

Current assets:
     Cash and cash equivalents (note 3)                                     $      14,566        $      50,521
     Marketable securities (note 4)                                                     -               22,999
     Clinical supplies                                                              1,211                1,862
     Tax credits recoverable                                                        1,288                1,130
     Prepaid expenses and deposits                                                    801                1,623
     Accrued gain on forward exchange contracts                                         -                  703
     ----------------------------------------------------------------------------------------------------------
                                                                                   17,866               78,838

Restricted cash (note 5)                                                           11,053               11,701
Property and equipment                                                                889                1,121
Acquired technology                                                                   316                  506
Deferred financing costs                                                              489                2,645

---------------------------------------------------------------------------------------------------------------
                                                                            $      30,613        $      94,811
---------------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable                                                       $       3,712        $       5,733
     Accrued liabilities                                                            7,488               20,554
     Current portion of senior convertible notes payable (note 6)                  14,413               16,659
     Accrued loss on forward exchange contracts                                         -                  763
     ----------------------------------------------------------------------------------------------------------
                                                                                   25,613               43,709

Senior convertible notes payable (note 6)                                               -               18,795

Shareholders' equity (note 7):
     Share capital:
         Authorized:
              Unlimited common shares, without par value Issued and outstanding:
              101,435,584 common shares
                (November 30, 2005 - 82,255,374)                                  320,418              295,007
     Stock options                                                                 10,455                8,466
     Equity component of senior convertible notes payable (note 6)                  2,957                7,985
     Warrants                                                                       6,211                5,345
     Contributed surplus                                                            6,309                  223
     Deficit                                                                     (341,350)            (284,719)
     ----------------------------------------------------------------------------------------------------------
                                                                                    5,000               32,307

Basis of presentation (note 1)

---------------------------------------------------------------------------------------------------------------
                                                                            $      30,613        $      94,811
---------------------------------------------------------------------------------------------------------------

See accompanying notes to interim consolidated financial statements.


VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations and Deficit
(In thousands of Canadian dollars, except per share amounts)
(Unaudited)

---------------------------------------------------------------------------------------------------------------
                                                                                                   Period from
                                                                                                   December 1,
                                               Three months ended             Nine months ended        1987 to
                                                   August 31,                    August 31,         August 31,
                                               2006          2005            2006          2005           2006
---------------------------------------------------------------------------------------------------------------
Expenses:
     Research and development           $     7,360   $    17,217     $    29,773   $    54,698    $   225,722
     General and administration               3,800         5,213          14,290        16,585        100,211
     Foreign exchange loss (gain)               (12)        2,243             160          (573)         9,049
---------------------------------------------------------------------------------------------------------------

Loss before the undernoted                  (11,148)      (24,673)        (44,223)      (70,710)      (334,982)

Interest expense on senior convertible
   notes payable                               (116)            -            (903)            -         (1,247)

Accretion in carrying value of senior
   convertible notes payable                 (1,727)            -          (6,633)            -         (8,375)

Amortization of deferred financing costs       (577)            -          (2,157)            -         (2,565)

Loss on debt extinguishment                  (1,407)            -          (4,101)            -         (4,101)

Investment income                               409           604           1,681         1,672         11,725
---------------------------------------------------------------------------------------------------------------

Loss for the period                         (14,566)      (24,069)        (56,336)      (69,038)      (339,545)

Deficit, beginning of period:
     As originally reported                (326,784)     (236,640)       (284,719)     (187,665)        (1,510)
     Change in accounting for
       stock-based compensation                   -             -               -        (4,006)             -
     ----------------------------------------------------------------------------------------------------------
     As restated                           (326,784)     (236,640)       (284,719)     (191,671)        (1,510)

Charge for acceleration payments
   on equity component of senior
   convertible notes payable                      -             -            (295)            -           (295)

---------------------------------------------------------------------------------------------------------------
Deficit, end of period                  $  (341,350)  $  (260,709)    $  (341,350)  $  (260,709)   $  (341,350)
---------------------------------------------------------------------------------------------------------------

Basic and diluted loss per share
   (note 8)                             $     (0.15)  $     (0.30)    $    (0.64)   $     (0.87)

---------------------------------------------------------------------------------------------------------------

See accompanying notes to interim consolidated financial statements.


VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)
(Unaudited)

---------------------------------------------------------------------------------------------------------------
                                                                                                   Period from
                                                                                                   December 1,
                                              Three months ended              Nine months ended        1987 to
                                                   August 31,                    August 31,         August 31,
                                               2006         2005             2006          2005           2006
---------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operations:
     Loss for the period               $  (14,566)    $  (24,069)     $  (56,336)    $  (69,038)   $  (339,545)
     Items not involving cash:
         Amortization                         146            150             444            439          5,319
         Accretion in carrying value of
           senior convertible notes
           payable                          1,727              -           6,633              -          8,375
         Amortization of deferred
           financing costs                    577              -           2,157              -          2,565
         Loss on debt extinguishment        1,407              -           4,101              -          4,101
         Foreign exchange loss (gain)        (121)         2,926             585             54          9,627
         Stock-based compensation             774            922           2,456          2,389         10,963
         Services provided for
           common shares                       28              -              28              -          2,477
         Other                                  -              -               -              -            (35)
     Change in non-cash operating
       working capital                     (5,184)         2,664         (13,832)        14,569          7,812
     ----------------------------------------------------------------------------------------------------------
                                          (15,212)       (17,407)        (53,764)       (51,587)      (288,341)

Financing:
     Shares issued for cash                     -              -               -         52,502        285,907
     Warrants and options exercised
       for cash                                 -            160               -            627         24,610
     Share issue costs                       (160)             -            (160)        (3,720)       (21,145)
     Issue (repayment) on convertible
       debt, net                           (1,695)             -          (3,810)             -         39,630
     Restricted cash                          (38)             -             648              -        (11,053)
     Cash payment on acceleration
       warrants exercise price                  -              -             (49)             -            (49)
     Payable to related parties                 -              -               -              -           (262)
     ----------------------------------------------------------------------------------------------------------
                                           (1,893)           160          (3,371)        49,409        317,638

Investments:
     Increase in property and equipment       (10)          (148)            (24)          (462)        (2,417)
     Increase in acquired technology            -              -               -              -         (1,283)
     Purchases of marketable
       securities                               -              -             (80)             -       (244,846)
     Settlement of forward exchange
       contracts                                -            428            (259)        (4,602)        (4,991)
     Maturities of marketable securities        -              -          22,877         67,651        240,475
     ----------------------------------------------------------------------------------------------------------
                                              (10)           280          22,514         62,587        (13,062)

Foreign exchange gain (loss) on cash
   and cash equivalents held in foreign
   currency                                   205         (3,544)         (1,334)          (672)        (1,669)
---------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash
   and cash equivalents                   (16,910)       (20,511)        (35,955)        59,737         14,566

Cash and cash equivalents,
   beginning of period                     31,476         85,584          50,521          5,336              -

---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
   end of period                       $   14,566     $   65,073      $   14,566     $   65,073    $    14,566
---------------------------------------------------------------------------------------------------------------

Non-cash financing and investing activities (note 9)

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2006
(Unaudited)

--------------------------------------------------------------------------------


1.     Basis of presentation:

       Since its inception, the Company has been engaged in the research and commercial development of product candidates for the treatment of disease and has had no commercial operations. The operations of the Company are not subject to any seasonality or cyclicality factors.

       The consolidated financial statements presented have been prepared on the basis that the Company is considered a development stage enterprise and, accordingly, the unaudited interim consolidated statements of operations and deficit and cash flows also reflect the cumulative amounts from December 1, 1987 (the date development operations commenced) to August 31, 2006.

       While the Company's Phase III trial of its lead product CelacadeTM did not reach the primary endpoint of significantly reducing the risk of death and cardiovascular hospitalization in the total population, this endpoint was met in a combined analysis of New York Heart Association ("NYHA") Class II-IV non-ischemic cardiomyopathy patients, characterized as having no prior history of heart attack, as well as Class II patients with ischemic etiology.

       The Company's commercialization efforts are dependent upon its ability to raise additional financing through a combination of equity or debt financing, or payments from strategic partners. Should the Company's ability to raise additional financial support be delayed, management would adjust its commercialization plans and reduce its cash expenditures in order to ensure that the Company has sufficient cash and cash equivalents to fund planned expenditures for the next 12 months.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2006
(Unaudited)

--------------------------------------------------------------------------------

2.     Significant accounting policies:

       The accompanying unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for interim financial statements, which, except as described in note 12, conform, in all material respects with accounting principles generally accepted in the United States ("United States GAAP").

       The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian GAAP for interim financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual financial statements and should be read in conjunction with the most recent audited annual consolidated financial statements and notes thereto for the year ended November 30, 2005.

       These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended November 30, 2005. The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months and nine months ended August 31, 2006 are not necessarily indicative of the results to be expected for the full year.

3.     Cash and cash equivalents:

       At August 31, 2006, $12.7 million (November 30, 2005 - $47.6 million) of corporate bonds, commercial paper and medium-term notes are included in cash and cash equivalents, which include U.S. dollar-denominated investments aggregating $6.9 million (U.S. $6.2 million) (November 30, 2005 - nil).

       At August 31, 2006, the carrying values of corporate bonds, commercial paper and medium-term notes approximated their quoted market values. Marketable securities held at August 31, 2006 have varying original terms to maturity of less than one month.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2006
(Unaudited)

--------------------------------------------------------------------------------

4.     Marketable securities:

       Marketable securities are stated at amortized cost plus accrued interest. The fair value of marketable securities approximates the carrying amount. The Company regularly reviews the carrying value of its investments. Should there be a decline in value that is other than a temporary decline, the Company measures the amount of the write-down based on the quoted market value of the investments and charges such write-down to the consolidated statements of operations and deficit. Interest income is recognized on an effective yield basis.

------------------------------------------------------------------------------------------------
                                    Less than   Greater than
                                     one year       one year                           Yield to
August 31, 2006                    maturities     maturities          Total            maturity
------------------------------------------------------------------------------------------------
Corporate bonds, commercial
  paper and medium-term notes     $         -       $    -       $        -                 n/a

------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
                                    Less than   Greater than
                                     one year       one year                           Yield to
November 30, 2005                  maturities     maturities          Total            maturity
------------------------------------------------------------------------------------------------
Corporate bonds, commercial
  paper and medium-term notes     $    22,999       $    -       $   22,999       3.04% - 4.25%

------------------------------------------------------------------------------------------------

       At August 31, 2006, nil (November 30, 2005 - $7.8 million) marketable securities were held in U.S. dollar-denominated investments (November 30, 2005 - U.S. $6.7 million). Marketable securities held at November 30, 2005 had varying maturities of less than one month.

5.     Restricted cash:

       The Company has $11.1 million (U.S. $10.0 million) in restricted cash, which represents cash on deposit to secure the letter of credit provided as security to the holders of the senior convertible notes payable, which were issued on October 7, 2005. The letter of credit automatically renews every year and shall not expire earlier than 91 days after the maturity date of the convertible notes. The Company intends to reduce the letter of credit and the amount of restricted cash, as the principal outstanding of the senior convertible notes is less than U.S. $17.0 million.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2006
(Unaudited)

--------------------------------------------------------------------------------

6.     Senior convertible notes payable:

       On October 7, 2005, the Company, through its wholly owned subsidiary, Vasogen Ireland Limited, issued 6.45% U.S. $40.0 million senior convertible notes payable and 3,333,334 common share purchase warrants, as disclosed in note 7(c), for net proceeds of $42.8 million (gross proceeds of $47.0 million (U.S. $40.0 million) less issuance costs of $4.2 million). The notes mature on October 7, 2007, which shall be extended to October 7, 2010 upon the occurrence of pre-market approval granted by the U.S. Food and Drug Administration for the marketing of CelacadeTM for use in the treatment of chronic heart failure.

       The notes are guaranteed by the Company and are secured by an irrevocable U.S. $10.0 million letter of credit issued in favour of the note holders and which is fully secured by cash on hand (note 5).

       The notes are convertible by the holders at any time into common shares of the Company at a conversion price of U.S. $3.00 per share, adjusted for anti-dilution and other downward adjustments (including if the Company issues or sells common stock at a price of less than U.S. $3.00 unless the offering is in excess of U.S. $50.0 million in total or in connection with terms permitted under the agreement, issues options or warrants to third parties with an exercise price of less than U.S. $3.00 or issues convertible securities with a conversion price of less than U.S. $3.00, unless the issuance is in connection with an approved share plan) (collectively, the "conversion price").

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2006
(Unaudited)

--------------------------------------------------------------------------------

6.     Senior convertible notes payable (continued):

       The Company is required to repay the notes in 22 equal monthly instalments of U.S. $1.8 million commencing December 1, 2005. While interest is always payable in cash, the Company, at its option, may pay the instalment in cash at the face amount of the instalment principal or in freely tradeable common shares, or any combination thereof. If settled in common shares, the number of common shares is based on the face amount of the instalment principal divided by the lesser of (i) the conversion price and (ii) 90% of the five-day weighted average price of the Company's common shares, as defined in the agreement, if the stock price is less than U.S. $1.00, or 95% of the five-day weighted average price of the Company's common shares, as defined in the agreement, if the stock price is greater than U.S. $1.00. The Company is obligated to provide additional common shares at no additional consideration if, subsequent to the instalment date, the number of shares is greater when the subsequent 12-day weighted average share price is used in the formula ("the 12-day weighted average instalment mechanism"). Additional principal is deemed to be extinguished if the number of shares issued is in excess of the number of shares otherwise determined using the subsequent 12-day weighted average share price in the formula. The Company accounts for this 12-day post instalment settlement mechanism as an adjustment to share capital.

       Common shares issued in advance of the instalment due date are recorded at fair value at the date of issue as share capital and as a subscription receivable pending extinguishment of the senior convertible notes. The subscription receivable is presented as a reduction of share capital.

       The Company has the right to accelerate payments of outstanding principal of up to U.S. $8.0 million on each instalment date if the Company's common share price is greater than U.S. $1.00 per share or up to 40% of the principal outstanding each calendar year if the Company's common share price is greater than U.S. $4.00 per share. The acceleration repayment terms are similar to the monthly instalment redemption terms described above. In addition, the Company is obliged to issue additional common share purchase warrants with terms similar to those warrants issued initially with the maturity date being five years from the date of issuance and the exercise price of U.S. $3.00 per common share (subject to adjustment similar to the conversion price).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2006
(Unaudited)

--------------------------------------------------------------------------------

6.     Senior convertible notes payable (continued):

       Effective September 1, 2006, the Company must maintain a net cash balance of 110% of the outstanding principal amount on the notes. If the Company does not maintain a net cash balance of 110% it would trigger an event of default. The Company has been in compliance with this cash test at all times since it came into effect.

       The interest rate increases to 12% upon and during an event of default. The Company is required to pay 2% of the purchase price of the notes and warrants each month if the Company's common shares are not freely tradeable under applicable Ontario and U.S. securities laws and regulations.

       The holders also have the right to demand repayment in cash or in common shares at 125% of the face amount of principal outstanding in the event of default or at 115% in the event of a change in control or the value of the common shares the holder would otherwise have received on conversion of the shares prior to the event of default or the change in control. No accounting consideration has been given to these holders' contingent put rights since it is management's view that these contingent events are not probable of occurrence.

       In accordance with Canadian GAAP, the convertible notes were bifurcated into a liability component and an equity conversion component which are presented separately in the consolidated balance sheets. The senior convertible notes payable carry an effective interest rate of 45%. The Company recorded accretion expense of $6.6 million and amortized deferred financing costs of $2.1 million during the nine months ended August 31, 2006, such that at the redemption date of the notes, the carrying amount of the notes will be their face amount. The Company recorded accretion expense of $1.7 million and amortized deferred financing costs of $0.6 million during the three months ended August 31, 2006.

       During the three months ended August 31, 2006, the Company paid cash of $1.7 million (U.S. $1.5 million), issued 4,141,116 common shares at a fair value of $2.2 million (U.S. $2.0 million) and applied the May 26, 2006 issuance of 912,787 shares at a fair value of $2.0 million (U.S. $1.9 million) to make scheduled instalment payments on August 1, 2006, July 1, 2006 and June 1, 2006, respectively. In accordance with the Company's policy, the fair value of the payment is recorded as share capital and the face value of the debt is reduced with any difference being charged as a loss on debt extinguishment.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2006
(Unaudited)

--------------------------------------------------------------------------------

6.     Senior convertible notes payable (continued):

       During the three months ended August 31, 2006, the Company applied the May 26, 2006 issuance of 1,405,693 common shares at a fair value of $3.2 million (U.S. $2.9 million) to make an acceleration payment on June 1, 2006 with a face value of U.S. $2.8 million. Pursuant to the terms of the notes, in conjunction with the issuance of the payment of the accelerated amount, the Company granted 0.6 million common share purchase warrants with terms as disclosed in note 7(c) and a fair value of $0.6 million. The fair value of the warrants was determined using the Black-Scholes option pricing model with volatility of 106.6%, a risk-free rate of 4.69% and an expected life of five years. In accordance with the Company's accounting policy, the acceleration payment is accounted for as an early extinguishment of the outstanding principal. Accordingly, the fair value of the consideration given is allocated between the debt and equity components of the notes with any difference between the carrying value and allocated fair value being accounted for as a capital transaction for the equity component and a loss on debt extinguishment for the debt component.

       On June 19, 2006, the Company issued 251,421 common shares related to the 12-day post instalment settlement mechanism for the June 1, 2006 instalment payment for no additional consideration. On July 24, 2006, the Company issued 1,110,709 common shares related to the 12-day post instalment settlement mechanism for the July 1, 2006 instalment payment for no additional consideration. In accordance with the Company's accounting policy, no accounting recognition was given to the issuance of these common shares.

       During the nine months ended August 31, 2006, the Company paid cash of a fair value of $3.8 million (U.S. $3.3 million), issued 8,221,881 common shares at a fair value of $12.9 million (U.S. $11.5 million) and applied the December 1, 2005 payment of $2.0 million (U.S. $1.8 million) to make the scheduled instalment payments.

       In addition during this period, the Company issued 3,774,923 common shares at a fair value of $9.6 million (U.S. $8.5 million) to make acceleration payments on June 1, 2006, May 1, 2006, April 1, 2006, March 1, 2006. Pursuant to the terms of the notes, in conjunction with the issuance of the payment of accelerated amounts, the Company granted 1.8 million common share purchase warrants with terms as disclosed in note 7(c) and a fair value of $2.3 million.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2006
(Unaudited)

--------------------------------------------------------------------------------

6.     Senior convertible notes payable (continued):

       The Company issued 1,852,223 common shares related to the 12-day post instalment settlement mechanism for the instalment payments for no additional consideration.

       On February 17, 2006, the Company applied $0.5 million principal payment related to the 12-day post instalment mechanism for the February 1, 2006 instalment payment with no additional consideration. On May 18, 2006, the Company applied $0.2 million principal payment related to the 12-day post instalment mechanism for the May 1, 2006 instalment payment with no additional consideration. In accordance with the Company's accounting policy, the Company recorded a reduction in long-term debt and an increase in shareholders' equity.

       On February 2, 2006, the Company issued 100,000 common shares upon conversion of U.S. $0.3 million of face amount debt by a debtholder. The related equity component was reclassified to share capital upon conversion.

       On August 29, 2006, in connection with the September 1, 2006 scheduled instalment payment of U.S. $1.8 million, the Company issued 5,218,003 common shares at a fair value of $2.5 million to the note holders in advance of the September 1, 2006 due date for the repayment.

       -----------------------------------------------------------------------

       Par value of senior convertible notes payable               $    16,376
       Balance remaining to be accreted                                  1,963
       -----------------------------------------------------------------------

       Senior convertible notes payable                                 14,413

       Current portion of senior convertible notes payable              14,413

       -----------------------------------------------------------------------
       Senior convertible notes payable, long-term                 $         -
       -----------------------------------------------------------------------

       On August 31, 2006, $14.4 million has been presented as a current liability since the Company is obligated to settle that portion of the carrying amount of the convertible notes in cash or in common shares in the next 12 months.


VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2006
(Unaudited)

------------------------------------------------------------------------------------------------------------------------------------

7.     Shareholders' equity:

       (a) Consolidated statements of shareholders' equity:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                  Equity
                                                                             component of                                Period from
                                                    Common                         senior                                December 1,
                                                   shares'                    convertible                                    1987 to
                                       Number      average    Share     Stock       notes          Contributed          February 28,
                                    of shares  share price  capital   options     payable   Warrants   surplus    Deficit       2006
------------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 2005             82,255  $       --  $295,007   $  8,466   $  7,985   $  5,345  $    223  $(284,719) $ 32,307
Fair value of stock options granted        --          --        --        764         --         --        --        --        764
Shares issued for instalment
   payments on senior
   convertible notes payable            1,507        3.16     4,769         --       (814)        --       814        --      4,769
Shares issued for acceleration
   payments on senior
   convertible notes payable              608        3.59     2,184         --         --         --        --        --      2,184
Shares issued for debtholders
   conversion of senior
   convertible notes payable              100        3.22       322         --        (59)        --        --        --        263
March 1, 2006, payment in
   advance of due date                     --          --    (4,332)        --         --         --        --        --     (4,332)
December 1, 2005, instalment
   payment in advance applied              --          --     2,032         --       (363)        --       363        --      2,032
Fair value of vested options
   forfeited and expired                   --          --        --        (26)        --         --        26        --         --
Loss for the period                        --          --        --         --         --         --        --   (19,332)   (19,332)

------------------------------------------------------------------------------------------------------------------------------------
Balance, February 28, 2006             84,470              $299,982   $  9,204   $  6,749   $  5,345  $  1,426  $(304,051) $ 18,655
------------------------------------------------------------------------------------------------------------------------------------



VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2006
(Unaudited)

------------------------------------------------------------------------------------------------------------------------------------

7.     Shareholders' equity (continued):

------------------------------------------------------------------------------------------------------------------------------------
                                                                                   Equity
                                                                             component of                               Period from
                                                    Common                         senior                               December 1,
                                                   shares'                    convertible                                   1987 to
                                       Number      average    Share      Stock      notes          Contributed              May 31,
                                    of shares  share price  capital    options    payable   Warrants   surplus     Deficit     2006
------------------------------------------------------------------------------------------------------------------------------------
Balance, February 28, 2006            84,470  $       --  $299,982   $  9,204   $  6,749   $  5,345  $  1,426   $(304,051) $ 18,655
Fair value of stock options granted       --          --        --        940         --         --        --         --        940
Shares issued for instalment
   payments on senior
   convertible notes payable           2,879        2.25     6,469         --       (744)        --       744         --      6,469
Shares issued for acceleration
   payments on senior
   convertible notes payable           3,352        2.25     7,539         --       (737)        --       468         --      7,270
June 1, 2006, payment in
   advance of due date                    --          --    (5,210)        --         --         --        --         --     (5,210)
March 1, 2006, instalment payment
   in advance applied                     --          --     4,332         --       (722)        --       363       (295)     3,678
Fair value of vested options
   forfeited and expired                  --          --        --       (102)        --         --       102         --         --
Fair value of unvested
   options forfeited                      --          --        --        (21)        --         --        --         --        (21)
Fair value of acceleration
   warrants issued                        --          --        --         --         --      1,657        --         --      1,657
Loss for the period                       --          --        --         --         --         --        --    (22,438)   (22,438)

------------------------------------------------------------------------------------------------------------------------------------
Balance, May 31, 2006                 90,701              $313,112   $ 10,021   $  4,546   $  7,002  $  3,103   $(326,784) $ 11,000
------------------------------------------------------------------------------------------------------------------------------------



VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2006
(Unaudited)

------------------------------------------------------------------------------------------------------------------------------------

7.     Shareholders' equity (continued):

------------------------------------------------------------------------------------------------------------------------------------
                                                                                 Equity
                                                                           component of                                 Period from
                                                 Common                          senior                                 December 1,
                                                shares'                     convertible                                     1987 to
                                     Number     average     Share      Stock      notes           Contributed            August 31,
                                  of shares share price   capital    options    payable   Warrants    surplus     Deficit      2006
------------------------------------------------------------------------------------------------------------------------------------
Balance, May 31, 2006                90,701    $     --  $313,112   $ 10,021   $  4,546   $  7,002   $  3,103   $(326,784) $ 11,000
Fair value of stock options granted      --          --        --        779         --         --         --         --        779
Shares issued for deferred share
   units                                 13        2.15        28         --         --         --         --         --         28
Shares issued for instalment
   payments on senior convertible
   notes payable                     10,569        0.45     4,708         --     (1,029)        --      1,029         --      4,708
Shares issued for 12-day weighted
   average acceleration mechanism       152          --        --         --         --         --         --         --         --
September 1, 2006, payment in
   advance of due date                   --          --    (2,480)        --         --         --         --         --     (2,480)
June 1, 2006, instalment payment
   in advance applied                    --          --     5,210         --       (560)        --        381         --      5,031
Fair value of vested options
   forfeited and expired                 --          --        --       (340)        --         --        340         --         --
Fair value of unvested options
   forfeited                             --          --        --         (5)        --         --         --         --         (5)
Fair value of acceleration warrants
   issued                                --          --        --         --         --        665         --         --        665
Fair value of warrants expired           --          --        --         --         --     (1,456)     1,456         --         --
Share issue costs                        --          --      (160)        --         --         --         --         --       (160)
Loss for the period                                  --        --         --         --         --               (14,566)   (14,566)

------------------------------------------------------------------------------------------------------------------------------------
Balance, August 31, 2006            101,435              $320,418   $ 10,455   $  2,957   $  6,211   $  6,309   $(341,350) $  5,000
------------------------------------------------------------------------------------------------------------------------------------

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2006
(Unaudited)

--------------------------------------------------------------------------------

7.     Shareholders' equity (continued):


       (b) Stock-based compensation:


           As at August 31, 2006, there were 3,353,602 (November 30, 2005 - 2,506,634) options available for grant.

           ------------------------------------------------------------------
                                                                   Weighted
                                                                    average
                                                  Number of        exercise
                                                    options           price
           ------------------------------------------------------------------

           Outstanding, November 30, 2005             4,311       $    5.60
           Issued                                     2,640            2.03
           Cancelled                                   (539)           7.47

           ------------------------------------------------------------------
            Outstanding, August 31, 2006              6,412       $    3.97
           ------------------------------------------------------------------

           Exercisable, August 31, 2006               3,189       $    5.10

           ------------------------------------------------------------------


           The table above includes 94,965 options granted to non-employees during the nine months ended August 31, 2006 for a fair value of $0.2 million, of which $74,707 was recorded as an expense during the nine months ended August 31, 2006.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2006
(Unaudited)

--------------------------------------------------------------------------------

7.     Shareholders' equity (continued):


           The following table provides information on options outstanding and exercisable as at August 31, 2006:

----------------------------------------------------------------------------------------------------
                                       Options outstanding                  Options exercisable
                           ------------------------------------------    ---------------------------
                                                             Weighted
                                             Weighted         average                      Weighted
                                              average       remaining                       average
Exercise                        Number       exercise     contractual         Number       exercise
price                      outstanding          price    life (years)    exercisable          price
----------------------------------------------------------------------------------------------------
$0.49 - 2.58                       801       $   0.56             9.8             10        $  2.00
$2.59 - 3.39                     2,493           2.78             7.5            735           2.93
$3.40 - 5.65                     2,098           4.84             4.0          1,620           4.75
$5.66 - 9.21                     1,020           7.81             3.0            824           7.78

----------------------------------------------------------------------------------------------------
                                 6,412       $   3.97             5.9          3,189        $  5.10
----------------------------------------------------------------------------------------------------

           The fair value of stock-based compensation has been estimated at the grant date under the following assumptions:

----------------------------------------------------------------------------------------------------
                                                                               Nine months ended
                                                                                  August 31,
                                                                              2006             2005
----------------------------------------------------------------------------------------------------
Weighted average risk-free interest rate                                     4.15%            3.74%
Volatility factor of the expected market
   price of the Company's common shares                                     79.33%           67.56%
Weighted average expected life of the options                            5.9 years        4.8 years

----------------------------------------------------------------------------------------------------

           The resulting weighted average fair value per share at the grant date of the employee and non-employee stock-based compensation issued in fiscal 2006 was $1.37.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2006
(Unaudited)

--------------------------------------------------------------------------------

7.     Shareholders' equity (continued):


       (c) Warrants:


           As at August 31, 2006, the warrants which are outstanding and exercisable are as follows:

           ---------------------------------------------------------------------

           Outstanding, November 30, 2005                                 4,319
           Issued                                                         1,776
           Expired or cancelled                                            (360)

           ---------------------------------------------------------------------
           Outstanding, August 31, 2006                                   5,735
           ---------------------------------------------------------------------

           Exercisable, August 31, 2006                                   5,735

           ---------------------------------------------------------------------


           The following table provides information on warrants outstanding as of August 31, 2006:

           ---------------------------------------------------------------------
           Exercise                                 Number
           price                               outstanding                Expiry
           ---------------------------------------------------------------------

           ---------------------------------------------------------------------
                   $12.73                              625      November 6, 2006
           U.S. $  3.00                              3,333       October 7, 2010
           U.S. $  3.11                                390     February 28, 2011
           U.S. $  3.00                                390        March 31, 2011
           U.S. $  3.00                                390        April 30, 2011
           U.S. $  3.00                                607          May 31, 2011

           ---------------------------------------------------------------------
                                                     5,735
           ---------------------------------------------------------------------

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2006
(Unaudited)

--------------------------------------------------------------------------------

7.     Shareholders' equity (continued):

       (d) Deferred share units:

           Effective January 1, 2004, the Company established a plan to grant deferred share units ("DSUs") to its non-management directors and reserved a maximum of 250,000 common shares for issuance under the plan. Under this plan, the directors will defer any cash remuneration that they would have otherwise received for services rendered and, in lieu thereof, will receive the number of DSUs which is equivalent in value to the remuneration deferred. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on The Toronto Stock Exchange. Upon termination of board service, the DSUs will be redeemed based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

           As of the date of the grant, the fair value of the DSU, being the fair market value of the Company's common shares at that date, is recorded as a liability on the Company's balance sheets. The value of the DSU liability is adjusted to reflect changes in the market value of the Company's common shares at each period end.

           The Company recorded $17,500 in compensation expense relating to 30,649 DSUs granted during the three months ended August 31, 2006 for services rendered during the period. In addition, 12,812 DSUs were exercised during the three months ended August 31, 2006.

           As at August 31, 2006, 184,627 (November 30, 2005 - 78,285) DSUs are
           issued and outstanding with a value of $131,085, based upon the market value of the Company's common shares at August 31, 2006.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2006
(Unaudited)

--------------------------------------------------------------------------------

8.     Loss per share:

       Basic and diluted loss per share:

--------------------------------------------------------------------------------------------------------
                                                Three months ended                Nine months ended
                                                    August 31,                         August 31,
                                               2006             2005              2006             2005
--------------------------------------------------------------------------------------------------------
Loss for the period                   $     (14,566)    $    (24,069)     $    (56,336)    $    (69,038)

--------------------------------------------------------------------------------------------------------

Weighted average number of
  common shares outstanding:
    Basic and diluted                        94,259           81,478            87,929           79,322

--------------------------------------------------------------------------------------------------------

Loss per share:
    Basic and diluted                 $      (0.15)     $      (0.30)     $     (0.64)     $      (0.87)

--------------------------------------------------------------------------------------------------------

9.     Non-cash financing and investing activities:

--------------------------------------------------------------------------------------------------------
                                                                                            Period from
                                                                                            December 1,
                                      Three months ended              Nine months ended         1987 to
                                          August 31,                     August 31,          August 31,
                                      2006           2005            2006           2005           2006
--------------------------------------------------------------------------------------------------------
Non-cash financing activities:
    Warrants and options
       issued as share
       issue costs              $        -         $    -      $        -        $     -     $    1,769
    Shares issued for services          28              -              28              -          2,477
    Debt conversion                 (7,095)             -         (22,185)             -        (24,959)
    Shares issued on debt
       conversion                    7,440              -          23,511              -         26,285
    Acceleration warrants
       issued in connection
       with debt                       665              -           2,322              -          2,322
    Shares issued on debt
       conversion by noteholder          -              -             263              -            263
    Shares issued for technology         -              -               -              -          2,799
    Deferred share issue costs           -              -               -              -            503

Non-cash investing activities:
    Technology acquired for
       shares issued                     -              -               -              -         (2,799)
--------------------------------------------------------------------------------------------------------


VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2006
(Unaudited)

--------------------------------------------------------------------------------

10.    Fair values of financial instruments:

       The carrying values of cash and cash equivalents, marketable securities, tax credits recoverable, deposits, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of these instruments.

       In November 2005, the Company entered into forward exchange contracts to sell, in aggregate, U.S. $25.3 million to acquire $30.1 million, which matured in December 2005.

       In November 2005, the Company entered into forward exchange contracts to purchase, in aggregate, U.S. $50.0 million for $59.0 million, which matured in December 2005 and February 2006.

       The fair value of the senior convertible notes payable at August 31, 2006 is $16.9 million.

11.    Segment information:

       The Company operates in one business segment: the development of treatments and related products addressing chronic inflammatory disease. The primary property and equipment are located in Canada and the acquired technology is primarily located in Ireland.

12. Differences between generally accepted accounting principles in Canada and the United States:

       The interim consolidated financial statements of the Company as at August 31, 2006 and for the three months and nine months ended August 31, 2006 and 2005 and the period from December 1, 1987 to August 31, 2006 are prepared in accordance with Canadian GAAP for interim financial reporting, which differ in certain respects from United States GAAP.

       The following tables present the impact of material differences between Canadian GAAP and United States GAAP on the Company's interim consolidated financial statements as at August 31, 2006 and November 30, 2005 and for the nine months ended August 31, 2006 and 2005 and for the period from December 1, 1987 to August 31, 2006.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2006
(Unaudited)

--------------------------------------------------------------------------------

12. Differences between generally accepted accounting principles in Canada and the United States (continued):

       (a) Consolidated statements of operations and deficit:

------------------------------------------------------------------------------------------------------
                                                                                         Period from
                                                                                         December 1,
------------------------------------------------------------------------------------------------------
                                                          Nine months ended                 1987 to
                                                             August 31,                  August 31,
                                                      2006                2005                 2006
------------------------------------------------------------------------------------------------------
Loss per Canadian GAAP                       $     (56,336)       $    (69,038)       $    (339,545)
Adjustments:
     Acquired technology costs (b)(i)                    -                   -               (4,081)
     Technology amortization (b)(i)                    190                 190                3,765
     Non-employee stock options (b)(ii)                (44)                (76)              (3,462)
     Employee stock options (b)(iii)                     -               1,983                6,885
     Performance-based options (b)(iii)                  -                  31                 (278)
     Warrants issued to acquire
       technology (b)(iv)                                -                   -                  (61)
     Accretion of senior convertible
       notes payable (b)(v)                         (1,885)                  -               (2,166)
     Amortization of deferred financing
       costs (b)(v)                                   (845)                  -                 (990)
     Loss on debt extinguishment (b)(v)             (2,885)                  -               (2,885)
     Fair market value adjustment on
       embedded derivatives and
       warrants (b)(v)                               8,936                   -               11,968

------------------------------------------------------------------------------------------------------
Loss and comprehensive loss
   per United States GAAP                    $     (52,869)       $    (66,910)       $    (330,850)
------------------------------------------------------------------------------------------------------

Weighted average number of
   common shares under
   United States GAAP, basic
   and diluted                                      87,929              79,322

------------------------------------------------------------------------------------------------------

Basic and diluted loss per share under
   United States GAAP                        $      (0.60)        $     (0.84)

------------------------------------------------------------------------------------------------------

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2006
(Unaudited)

--------------------------------------------------------------------------------

12. Differences between generally accepted accounting principles in Canada and the United States (continued):

       (b) Consolidated balance sheets:

----------------------------------------------------------------------------------------------------
                                                 August 31, 2006               November 30, 2005
----------------------------------------------------------------------------------------------------
                                                               United                        United
                                             Canadian          States       Canadian         States
                                                 GAAP            GAAP           GAAP           GAAP
----------------------------------------------------------------------------------------------------
Assets:
     Acquired technology (i)             $        316   $           -   $        506   $          -
     Deferred financing costs (v)                 489             672          2,645          3,674
Liabilities:
     Current portion of senior
       convertible notes payable (v)           14,413          14,061         16,659         15,047
     Senior convertible notes
       payable                                      -               -         18,795         18,268
     Embedded derivatives (v)                       -           1,512              -          8,324
     Warrants (v)                                   -           2,005              -          4,129
Shareholders' equity:
     Share capital (iv)                       320,418         321,336        295,007        294,937
     Stock options, warrants and
       contributed surplus (ii), (iii)         22,975           9,588         14,034          7,087
     Equity component of senior
       convertible notes payable (v)            2,957               -          7,985              -
     Deficit, end of period (i), (ii), (iii)
       (iv), (v)                             (341,350)       (332,360)      (284,719)      (279,491)
     Deficit accumulated during
       development stage (i), (ii), (iii),
       (iv), (v)                             (339,840)       (330,850)      (283,209)      (277,981)

----------------------------------------------------------------------------------------------------

            (i) Canadian GAAP requires the capitalization and amortization of acquired technology costs. Under United States GAAP, such acquired technology costs are charged to expense when incurred if, at the acquisition date, the technological feasibility of this technology has not yet been established and no future alternative uses existed. Accordingly, for United States GAAP purposes, the costs of acquired technology would have been expensed at the date of acquisition and the amortization recorded under Canadian GAAP would be reversed.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2006
(Unaudited)

--------------------------------------------------------------------------------

12. Differences between generally accepted accounting principles in Canada and the United States (continued):

           (ii) Prior to December 1, 2005, the Company followed Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards 123, Accounting for Stock-based Compensation ("SFAS No. 123"), which requires the recognition of compensation costs for stock options and warrants issued after December 15, 1995 to non-employees, such as members of the Scientific Advisory Board and other consultants and advisors, at fair value.

                The fair value of the non-employee stock options and warrants granted after December 15, 1995 has been estimated using the Black-Scholes option pricing model based on the assumptions set out in note 7(b).

                Under Canadian GAAP, all stock-based compensation granted to non-employees on or after December 1, 2002 is also accounted for at fair value. The value of any options granted prior to December 1, 2002 is not required to be recorded or presented under Canadian GAAP.

                As a result, the fair value of any options granted prior to December 1, 2002 and subsequent to December 15, 1995 has not been recorded under Canadian GAAP. Under United States GAAP, the value of these options is recorded in accordance with SFAS No. 123.

                Effective December 1, 2005, the Company adopted FASB Statement of Accounting Standards No. 123 (Revised 2004), Share-Based Payment ("SFAS No. 123R"); however, there was no impact as a result of the change in the accounting for stock-based awards issued to non-employees in exchange for services under United States GAAP.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2006
(Unaudited)

--------------------------------------------------------------------------------

12. Differences between generally accepted accounting principles in Canada and the United States (continued):

           (iii) As disclosed in the consolidated financial statements as at and for the year ended November 30, 2005, under Canadian GAAP and effective December 1, 2004, the Company adopted the amendment to CICA Handbook Section 3870. Prior to December 1, 2004, the Company used the settlement method to account for stock-based compensation awards to employees, officers and directors. Under this method, no compensation expense was recognized under the stock option plan when stock options were issued to these individuals. Adoption of Section 3870 requires the Company to expense over the vesting period the fair value of all employee stock-based awards granted or modified since December 1, 2002. Fair value is determined using the Black-Scholes option pricing model. Pursuant to the transitional provisions of Section 3870, the Company applied this change retroactively, without restatement of prior periods.

                For United States GAAP, prior to December 1, 2005, the Company elected to account for employee share-based compensation using the intrinsic value method based upon Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). In most cases the application of the intrinsic value method by the Company did not result in compensation expense under United States GAAP.

                The Company also granted performance-based options to employees. In accordance with APB 25, these options were accounted for using variable plan accounting. At each reporting date, compensation cost was measured based on an estimate of the number of options that will vest considering the performance criteria and the difference between the market price of the underlying stock and the exercise price at such dates. The compensation cost was recognized over the estimated performance period.

                GAAP differences between intrinsic and variable plan measurement under United States GAAP for employee- and performance-based options and fair value measurement under Canadian GAAP prior to December 1, 2005 are presented in the United States GAAP reconciliation.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2006
(Unaudited)

--------------------------------------------------------------------------------

12. Differences between generally accepted accounting principles in Canada and the United States (continued):

                On December 1, 2005, the Company adopted the fair value-based method for measurement and cost recognition of employee share-based compensation arrangements under the provisions of SFAS No. 123R, using the modified prospective application transitional approach.


                Under the modified prospective application transitional approach, the fair value of the cost of share-based compensation is recognized for awards granted, modified, repurchased or cancelled subsequent to the adoption of SFAS No. 123R. In addition, share-based compensation is recognized, subsequent to the adoption of SFAS No. 123R, for the remaining portion of the vesting period, if any, for outstanding awards granted prior to the date of adoption. Accordingly, on a modified prospective basis, there is no difference in the recognition of stock-based compensation awards under Section 3870 and SFAS No. 123R for employee and performance-based options. Prior periods have not been adjusted and the Company continues to provide pro forma disclosures as if it had accounted for employee share-based payments in all periods presented under the fair value provisions of SFAS No. 123, Accounting for Stock-based Compensation, which is presented below:

                ----------------------------------------------------------------
                                                              Nine months ended
                                                                     August 31,
                                                                           2005
                ----------------------------------------------------------------

                Loss for the period per United States GAAP        $    (66,910)
                Compensation expense related to the
                  fair value of stock options granted
                  prior to December 1, 2005                             (2,134)

                ----------------------------------------------------------------
                Pro forma loss for the period                     $    (69,044)
                ----------------------------------------------------------------

                Pro forma loss per share                          $      (0.87)

                ----------------------------------------------------------------

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2006
(Unaudited)

--------------------------------------------------------------------------------

12. Differences between generally accepted accounting principles in Canada and the United States (continued):

           (iv) In 1996, 100,000 warrants were issued as part of the technology acquisition consideration. United States GAAP requires these acquired technology costs to be recorded in an amount approximating the fair value of the warrants issued, estimated at their grant date using the Black-Scholes option pricing model, and expensed as research and development expenses.

           (v) Senior convertible notes payable and warrants:

                Under Canadian GAAP, the common share purchase warrants and the equity component of the senior convertible notes payable are presented separately as components of shareholders' equity. The Company allocated the gross proceeds received on a relative fair value basis between the three elements: the equity and debt components of the senior convertible notes payable, and the warrants. Issuance costs were allocated on a pro rata basis among the three elements.

                Under United States GAAP, the 12-day weighted average instalment mechanism represents a derivative that will be measured at fair value. Under Canadian GAAP, any subsequent adjustment to the number of shares issued or debt exchanged as a consequence of the 12-day weighted average instalment mechanism is accounted for as an adjustment to share capital.

       (c) Consolidated statements of cash flows:

           Cash from operations under United States GAAP includes the adjustments to loss for the period outlined in 12(a). Cash used in investing activities under United States GAAP excludes amounts representing acquired technology (note 12(b)(i)).

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2006
(Unaudited)

--------------------------------------------------------------------------------

12. Differences between generally accepted accounting principles in Canada and the United States (continued):

       (d)  Income taxes:

            Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature. Under United States GAAP, these tax credits would be reclassified as a reduction of income tax expense. There have been no investment tax credits and other research and development credits deducted from property and equipment since December 1, 1987.

       (e)  Operating leases:

            Rental expenses under operating leases for the nine months ended August 31, 2006 were $0.6 million.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2006
(Unaudited)

--------------------------------------------------------------------------------

12. Differences between generally accepted accounting principles in Canada and the United States (continued):

       (f) Consolidated statement of shareholders' equity in accordance with United States GAAP:

---------------------------------------------------------------------------------------------------
                       Number        Share                      Contributed
                    of shares      capital     Options   Warrants   surplus      Deficit      Total
---------------------------------------------------------------------------------------------------
Balance,
   November 30,
   2005                82,255  $   294,937   $   5,408  $   1,456  $    223  $  (279,491) $  22,533
Fair value of stock
   options granted          -            -       2,501          -         -            -      2,501
Shares issued for
   DSUs                    13           28           -          -         -            -         28
Shares issued for
   instalment
   payments on
   senior convertible
   notes payable       19,167       25,673           -          -         -            -     25,673
Instalment payment
   in advance               -       (2,480)          -          -         -            -     (2,480)
Instalment payment
   in advance
   applied                  -        2,032           -          -         -            -      2,032
Value of embedded
   derivatives
   on conversion            -        1,306           -          -         -            -      1,306
Fair value of vested
   options and
   warrants forfeited
   and expired              -            -        (468)    (1,456)    1,924            -          -
Share issue costs           -         (160)          -          -         -            -       (160)
Loss and
   comprehensive
   loss                     -            -           -          -         -      (52,869)   (52,869)

------------------------------------------------------------------------------------------------------
 Balance, August 31,
   2006               101,435  $   321,336   $   7,441  $       -  $  2,147  $  (332,360) $  (1,436)
------------------------------------------------------------------------------------------------------

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2006
(Unaudited)

--------------------------------------------------------------------------------

13.    Recent accounting pronouncements issued and not yet adopted:

       (a) Canadian GAAP:

           (i)  Financial instruments, recognition and measurement:

                In January 2005, the CICA released new Handbook Section 3855, Financial Instruments, Recognition and Measurement, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides a characteristics-based definition of a derivative financial instrument, and provides criteria to be used to determine when a financial instrument should be recognized when a financial instrument is to be extinguished. The Company has not yet determined the effect of this new standard on its consolidated financial position and results of operations.

           (ii) Comprehensive income and equity:

                In January 2005, the CICA released new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity, effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 establishes standards for reporting comprehensive income. The section does not address issues of recognition or measurement for comprehensive income and its components. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in Section 3251 are in addition to Section 1530. The Company has not yet determined the effect of these new standards on its consolidated financial position and results of operations.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2006
(Unaudited)

--------------------------------------------------------------------------------

13.    Recent accounting pronouncements issued and not yet adopted (continued):

           (iii)Hedges:

                In January 2005, the CICA released new Handbook Section 3865, Hedges, effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards from when and how hedge accounting may be applied. Hedge accounting is optional. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

           (iv) Non-monetary transactions:

                In June 2005, the CICA released new Handbook Section 3831, Non-monetary Transactions, effective for annual periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2006
(Unaudited)

--------------------------------------------------------------------------------

13.    Recent accounting pronouncements issued and not yet adopted (continued):

       (b) United States GAAP:

           (i)  Accounting changes and error corrections:

                In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections ("SFAS No. 154"), which replaces Accounting Principles Board Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. SFAS No. 154 provides guidance on the accounting for, and reporting of, changes in accounting principles and error corrections. SFAS No. 154 requires retrospective application to prior period's financial statements of voluntary changes in accounting principles and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. Certain disclosures are also required for restatements due to correction of an error. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and will be adopted by the Company for the year ending November 30, 2007. The impact that the adoption of SFAS No. 154 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes and the nature of transitional guidance provided in future accounting pronouncements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2006
(Unaudited)

--------------------------------------------------------------------------------

13.    Recent accounting pronouncements issued and not yet adopted (continued):

           (ii) Accounting for certain hybrid financial instruments:

                In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments ("SFAS No. 155") - an amendment of SFAS No. 133 and SFAS No. 140. SFAS No. 155, permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for the Company for all financial instruments acquired or issued after December 1, 2006. The adoption of SFAS No. 155 is not expected to have a material impact on the Company's consolidated financial position and results of operations.

           (iii)Fair value measurements:

                In September 2006, the FASB approved SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP and enhances disclosures about fair value measurements. This statement applies when other accounting pronouncements require fair value measurements. It does not require new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial position and results of operations.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements (continued)
(Tabular figures in thousands, except per share amounts)

Three months and nine months ended August 31, 2006
(Unaudited)

--------------------------------------------------------------------------------

13.    Recent accounting pronouncements issued and not yet adopted (continued):

           (iv) Accounting for modification to conversion options embedded in debt securities and related issues:

                In September 2005, the FASB approved EITF Issue 05-7, Accounting for Modifications to Conversion Options Embedded in Debt Securities and Related Issues ("EITF 05-7"). EITF 05-7 requires that the changes in the fair value of an embedded conversion option upon modification should be included in the analysis under EITF Issue 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments, to determine whether a modification or extinguishment has occurred and that changes to the fair value of a conversion option affects the interest expense on the associated debt instrument following a modification. Therefore, the change in fair value of the conversion option should be recognized upon the modification as a discount or premium associated with the debt, and an increase or decrease in additional paid-in capital. EITF 05-7 is effective for all debt modifications in annual or interim periods beginning after December 15, 2005. The effect that the adoption of EITF 05-7 will have on the Company's results of operations and financial condition will depend on when and if the Company modifies the senior convertible notes.

           (v)  Accounting for uncertainty in income taxes:

                In June 2006, the FASB approved FASB Interpretation No. 48, Accounting for Uncertainty in Income taxes - an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the criteria for recognizing tax benefits under FASB Statement No. 109, Accounting for Income Taxes. It also requires additional financial statement disclosures about uncertain tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is evaluating the impact of this standard on its consolidated financial position and results of operations.